SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13GA


                 Under the Securities Exchange Act of 1934
                            (Amendment No.    )*


                         DOLLAR GENERAL CORPORATION
                              (Name of Issuer)


                                COMMON STOCK
                       (Title of Class of Securities)


                                256669 10 2
                               (CUSIP Number)


    Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person:
    (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
    Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
    (See Rule 13d-7.)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                   CUSIP No.  256669 10 2     13GA

    1.   NAME OF REPORTING PERSON - James Stephen Turner
         SS# ###-##-####

    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  ____

                                                              (b)  ____
    3.   SEC USE ONLY

    4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

    NUMBER OF SHARES BENEFICIALLY OWNED(1) BY EACH REPORTING PERSON WITH

    5.   SOLE VOTING POWER

         1,087,103

    6.   SHARED VOTING POWER

         8,214,519 (2)

    7.   SOLE DISPOSITIVE POWER

         1,087,103

    8.   SHARED DISPOSITIVE POWER

         8,214,519

    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,301,622

    10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES

    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         17.8%

    12.  TYPE OF REPORTING PERSON

    FOOTNOTE (1): All shares beneficially owned by reporting person have been adjusted to reflect a 5 for 4 stock split for shareholders of record on 4/5/94 and paid on 4/15/94.

    FOOTNOTE (2): Holding is restated to reflect 100% of trust for which reporting person is co-trustee.


                                SCHEDULE 13GA

    Item 1(a)    Name of Issuer:          Dollar General Corporation

    Item 1(b)    Address of Issuer's      104 Woodmont Blvd.
                 Principal Executive      Suite 500
                 Offices:                 Nashville, TN  37205

    Item 2(a)    Name of Person Filing:   James Stephen Turner
                                          104 Woodmont Blvd.,
                                          Suite 500
                                          Nashville, TN  37205

    Item 2(b)    Address of Principal     c/o FNB Financial
                 Business Office:         Farmers National Bank
                                          Scottsville, KY  42164

    Item 2(c)    Citizenship:             United States of America

    Item 2(d)    Title of Class           Common Stock, $.50 par value
                 of Securities:           (the "Shares")

    Item 2(e)    CUSIP Number:            256669-10-2

    Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 Not applicable.

    Item 4       Ownership:

                 (a)   Amount Beneficially Owned:  9,301,622

                 (b)   Percent of Class:  17.8%

                 (c)   Number of Shares As to Which Such Person Has:

                       (i)   sole power to vote or direct the vote:

                             1,087,103

                       (ii)  shared power to vote or direct the vote:

                             8,214,519

                       (iii) sole power to dispose or to direct the
                             disposition of:  1,087,103

                       (iv) shared power to dispose or to direct the disposition of: 8,214,519

    Item 5       Ownership of Five Percent or Less of a Class:
                 Not applicable

    Item 6       Ownership of More Than Five Percent of Behalf of
                 Another Person:

    Item 7       Identification and Classification of Members of the
                 Group:   Not applicable

    Item 8       Identification and Classification of Members of the
                 Group:   Not applicable

    Item 9       Notice of Dissolution of Group:   Not applicable

    Item 10      Certification:    Not applicable



    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    s:/ James Stephen Turner              June 2, 1994